

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2019

Jielun Zhu
Chief Financial Officer
I-Mab
Suite 802, West Tower, OmniVision
88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China

>   **Re: I-Mab**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted September 5, 2019**
>   **CIK No. 0001778016**

Dear Mr. Zhu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 5, 2019

Prospectus Summary
Overview, page 1

1.   We note your response to prior comment 1 and your continued references to potentially "first-in-class" or "best-in-class" product candidates. We continue to object to these terms as implying your product candidates are likely to be approved and/or that you will be successful in achieving a given market share, which are inappropriate for you to imply given the uncertainty in the development of biologics. As illustrative examples, we will not object to disclosure stating that TJ107 is the first long-acting recombinant human

interleukin-7, Enoblituzumab is the most advanced clinical stage humanized antibody targeting T cell checkpoint regulator B7-H3, and TJX7 is the first humanized neutralizing antibody targeting CXCL13 chemokine.

Our Global Strategic Collaborations, page 5

2.   We note your response to comment 15. Please expand your Summary disclosure to disclose that you are the sublicensee under your agreement with Ferring International Center SA related to TJ301, as discussed on page 186.

Business
Collaboration Agreement with MacroGenics (enoblituzumab), page 186

3.   We note your response to prior comment 16 and your revised disclosure indicating that unless prohibited by applicable laws and regulations, you will co-own all clinical data and, to the extent joint ownership is not legally permitted, MacroGenics will be the sole and exclusive owners of such clinical data. Please revise to explain your reference to applicable law or regulation that would preclude you from joint ownership and, to the extent known and applicable, disclose whether you currently qualify for joint ownership.

Taxation
PRC Taxation, page 274

4.   We note your response to comment 19, which we reissue in part. Please revise your disclosure to clearly state that the disclosure in this section is the opinion of named counsel.

Exhibits

5.   It appears your are attempting to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K from Exhibits 10.14, 10.15, 10.16, 10.18, 10.19, 10.20, and 10.21. Please revise your Exhibit Index as appropriate and refile these exhibits to include on the first page of each redacted exhibit the legend required by Item 601(b)(10)(iv) of Regulation S-K or refile the complete agreement. We note your reference to Rule 406 with respect to Exhibits 10.13 and 10.17. Please tell us whether you plan to submit an application for confidential treatment pursuant to Rule 406 or advise.

       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Z. Julie Gao, Esq.